UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

Commission file number: 001-40094

SLAM CORP.

(Exact name of registrant as specified in its corporate charter)

Cayman Islands	98-1211848
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

55 Hudson Yards, 47th Floor, Suite C New York, NY	10001
(Address of Principal Executive Offices)	(Zip Code)

(646) 762-8580

Registrant’s telephone number, including area code:

(Former Address of Principal Executive Offices and Zip Code)

Approximate Date of Mailing: February 6, 2026

INFORMATION STATEMENT

PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

February 5, 2026

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF SLAM CORP. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO TAKE ANY ACTION.

Schedule 14F-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to “Company,” “we,” “us,” and “our” refer to Slam Corp.

INTRODUCTION

This Information Statement is being mailed on or about February 6, 2026 to holders of record as of the close of business on February 5, 2026 (the “Record Date”) of the Class A ordinary shares, par value US$ 0.0001 per share (the “Class A ordinary shares”), and Class B ordinary shares, par value US$0.0001 per share (the “Class B ordinary shares” and together with the Class A ordinary shares, the “Ordinary Shares”), of Slam Corp., a Cayman Islands exempted company (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in the majority control of the Company’s Board of Directors (the “Board of Directors” or the “Board”) other than by a meeting of shareholders.

You are receiving this Information Statement in connection with the expected designation of new members to the Board of Directors of the Company in connection with the sale of 100% of the equity interests of Slam Sponsor, LLC, a Cayman Islands limited liability company (the “Sponsor”). On January 27, 2026, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Sponsor, certain members of the Sponsor (the “Sellers”) and Digital Investment Strategy, LLC, a Delaware limited liability company (the “Acquiror”), pursuant to which the Sellers agreed to sell to the Acquiror, and the Acquiror agreed to purchase from the Sellers, 100% of the equity interests of the Sponsor.

As part of the closing of the transactions contemplated by the Purchase Agreement, the Company will implement the following changes in management and the Board of Directors: (i) Joseph Buttram and Raoul Scott will replace Alex Rodriguez and Ryan Bright as the Chief Executive Officer and as the Chief Financial Officer, respectively; (ii) Maulin Shah will be appointed as the Executive Chairman; and (iii) each of Alex Rodriguez, Himanshu Gulati, Lisa Harrington, Reggie Hudlin, Julian Nemirovsky and Alexandre Zyngier (the “Incumbent Directors”) will resign as a director of the Company upon closing, effective upon the later of the closing of the transactions contemplated by the Purchase Agreement and 10 days following the filing and mailing of this Information Statement with the Securities and Exchange Commission (“SEC”) and its mailing to the Company’s holders of record (the “Director and Officer Handover Date”). The Company has designated seven (7) new directors: Maulin Shah, Joseph Buttram, Raoul Scott, Karen Snow, Michael Frisch, Kain Warwick and Ryan Bright to fill the vacancies that will be left by the Incumbent Directors, effective as of the Director and Officer Handover Date (such new directors, collectively, the “14F Directors”).

Please read this information statement carefully. It contains certain biographical and other information concerning the 14F Directors.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER. THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF SLAM CORP.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO SEND A PROXY OR TAKE ANY ACTION.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On January 27, 2026, the Company, the Sponsor, the Sellers and the Acquiror entered into the Purchase Agreement, pursuant to which the Sellers agreed to sell to the Acquiror an aggregate of 100% of the equity interests of the Sponsor.

The current directors of the Company as of the date of this Information Statement are Alex Rodriguez, Himanshu Gulati, Lisa Harrington, Reggie Hudlin, Julian Nemirovsky and Alexandre Zyngier. Each of Alex Rodriguez, Himanshu Gulati, Lisa Harrington, Reggie Hudlin, Julian Nemirovsky and Alexandre Zyngier will tender his or her resignation as a director of the Company, effective as of the Director and Officer Handover Date.

Alex Rodriguez, Himanshu Gulati, Lisa Harrington, Reggie Hudlin, Julian Nemirovsky and Alexandre Zyngier will be replaced by Maulin Shah, Joseph Buttram, Raoul Scott, Karen Snow, Michael Frisch, Kain Warwick and Ryan Bright as directors of the Company on the Director and Officer Handover Date.

To the Company’s knowledge, the nominees have not been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

No action is required by our shareholders in connection with this Information Statement.

VOTING SECURITIES

As of the date hereof, the Company is authorized to issue up to (i) 500,000,000 Class A ordinary shares, (ii) 50,000,000 Class B ordinary shares and (iii) 5,000,000 preference shares, par value US$0.0001 per share (the “preference shares”), of which 14,284,324 Class A ordinary shares are issued and outstanding and 165,000 Class B ordinary shares are issued and outstanding. No preference shares are issued and outstanding as of the date hereof.

The amended and restated memorandum and articles of association, as amended or restated from time to time (the “Articles”), of the Company as in effect on the date of this Information Statement provides that holders of record of our Class A ordinary shares and holders of record of our Class B ordinary shares are entitled to one vote for each Class A ordinary share or Class B ordinary share held on all matters to be voted on by shareholders and vote together as a single class, except as required by applicable law; provided that, prior to the closing of our initial business combination, only holders of record of our Class B ordinary shares will have the right to appoint any person to be a director of the Company and remove any director. Holders of record of our Class A ordinary shares will not be entitled to vote on the appointment or removal of directors of the Company prior to the closing of our initial business combination. Holders of our ordinary shares have no cumulative voting rights.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our Ordinary Shares immediately before and after the closing of the transactions contemplated by the Purchase Agreement by:

(i)	each person who is known by us to beneficially own more than 5% of our issued and outstanding Ordinary Shares;

(ii)	each of our current executive officers and directors;

(iii)	all of our executive officers and directors as a group.

Unless otherwise indicated, it is believed that all persons named in the table below have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them. The table below does not include any Class A ordinary shares underlying our outstanding warrants because these securities are not exercisable within 60 days of the date hereof.

	Class A ordinary shares		Class B ordinary shares(2)
Name of Beneficial Owners(1)	Number of Shares Beneficially Owned	Approximate Percentage of Class	Number of Shares Beneficially Owned	Approximate Percentage of Class
Current Directors and Executive Officers
Alex Rodriguez	-	-	-	-
Himanshu Gulati	-	-	-	-
Kelly Laferriere(3)	-	-	30,000	18.2%
Ryan Bright(4)	-	-	5,000	3.0%
Lisa Harrington(5)	-	-	10,000	6.1%
Reggie Hudlin(6)	-	-	10,000	6.1%
Julian Nemirovsky(7)	-	-	5,000	3.0%
Alexandre Zyngier(8)	-	-	10,000	6.1%
All directors and executive officers as a group (8 individuals)	-	-	70,000	42.4%
Current Five Percent Holders			-
Slam Sponsor, LLC(9)(10)	14,210,000	99.5%	71,000	43.0%
New 14F Directors and Executive Officers(1)
Joseph Buttram	-	-	-	-
Raoul Scott	-	-	-	-
Maulin Shah	-	-	-	-
Karen Snow	-	-	-	-
Michael Frisch	-	-	-	-
Kain Warwick	-	-	-	-
Ryan Bright	-	-	-	-
All incoming 14F Directors and executive officers as a group (7 individuals)	-	-	-	-
New Five Percent Holders
Slam Sponsor, LLC(9)(10)	14,210,000	99.5%	71,000	43.0%

*	Less than 1%
(1)	Unless otherwise indicated, the business address of each of those listed in the table above is 1760 Market St., Suite 602, Philadelphia, Pennsylvania 19103.
(2)	Interests shown consist solely of founder shares, designated as Class B ordinary shares. Such shares will automatically convert into Class A ordinary shares on a one-for-one basis concurrently with or immediately following the consummation of our initial business combination, or earlier at the option of the holder thereof.
(3)	Includes 30,000 Class B ordinary shares beneficially owned directly by Ms. Laferriere.

(4)	Includes 30,000 Class B ordinary shares beneficially owned by Mr. Bright. RX2LX3 Family LP (“RX2LX3”) is the record holder of the securities reported herein. Mr. Bright has voting and investment discretion with respect to the securities held of record by RX2LX3.
(5)	Includes 10,000 Class B ordinary shares beneficially owned directly by Ms. Harrington.
(6)	Includes 30,000 Class B ordinary shares beneficially owned directly by Mr. Hudlin.
(7)	Includes 5,000 Class B ordinary shares beneficially owned directly by Mr. Nemirovsky.
(8)	Includes 10,000 Class B Ordinary Shares beneficially owned directly by Mr. Zyngier.
(9)	Consists of 14,210,000 Class A Ordinary Shares and 1,000 Class B Ordinary Shares.
(10)	There are four managers of the Sponsor’s board of managers. Each manager has one vote, and the approval of a majority is required to approve an action of the Sponsor. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and a voting or dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. This is the situation with regard to the Sponsor. Based upon the foregoing analysis, no individual manager of the Sponsor exercises voting or dispositive control over any of the securities held by the Sponsor, even those in which he directly holds a pecuniary interest. Accordingly, none of them will be deemed to have or share beneficial ownership of such shares.

Change in Control

Except for the transactions contemplated by the Purchase Agreement, we do not currently have any arrangements which, if consummated, may result in a change of control of the Company.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The Company’s Board of Directors has appointed Maulin Shah, Joseph Buttram, Raoul Scott, Karen Snow, Michael Frisch, Kain Warwick and Ryan Bright as directors of the Company, effective as of the Director and Officer Handover Date.

Pursuant to the terms of the Purchase Agreement, upon the Company meeting its information obligations under the Exchange Act, including the filing and mailing of this Information Statement, the Board of Directors of the Company will consist of seven directors, until the expiration of his/her term, until his/her successor(s) shall have been duly elected or appointed and qualified or until his/her earlier death, resignation or removal in accordance with the Articles.

The following sets forth information regarding (i) the Company’s officers and directors immediately prior to the Director and Officer Handover Date and (ii) the 14F Directors and nominees and proposed officers. There is no agreement or understanding between the Company and each current or proposed officer or director pursuant to which he or she was selected as an officer or director.

Name	Age	Position
Alex Rodriguez	48	Outgoing Chief Executive Officer and Director
Himanshu Gulati	44	Outgoing Chairman and Director
Kelly Laferriere	50	Outgoing President
Ryan Bright	47	Outgoing Chief Financial Officer
Lisa Harrington	55	Outgoing Director
Reggie Hudlin	62	Outgoing Director
Julian Nemirovsky	40	Outgoing Director
Alexandre Zyngier	54	Outgoing Director
Joseph Buttram	35	Incoming Chief Executive Officer and 14F Director
Raoul Scott	40	Incoming President and Chief Financial Officer and 14F Director
Maulin Shah	48	Incoming Executive Chairman and 14F Director
Karen Snow	57	14F Director
Michael Frisch	43	14F Director
Kain Warwick	45	14F Director
Ryan Bright	47	14F Director

The experience of our directors and executive officers immediately prior to the Director and Officer Handover Date is as follows:

Alex Rodriguez, our Chief Executive Officer and member of our board of directors, founded A-Rod Corp in 2003, purchasing a duplex apartment building on the theory that investing his MLB earnings wisely would protect him from the kinds of financial struggles that afflict too many professional athletes. While best known during his baseball career as one of the world’s greatest athletes (a 14-time MLB All-Star and a 2009 World Series Champion with the New York Yankees), Mr. Rodriguez now leads a team of experts who aim to build high-growth businesses and enhance the value of more than 30 companies in the A-Rod Corp portfolio. Mr. Rodriguez invests in world-class startups and partners with leading global companies in a variety of industries. While he racked up extraordinary statistics on the field, Mr. Rodriguez simultaneously assembled an impressive team at A-Rod Corp, bought apartment units across the southeastern United States, and built a fully integrated real estate and development company. Following his success in real estate, Mr. Rodriguez has invested in a variety of sectors where he has expertise, including sports, wellness, media and entertainment and technology. He looks for long-term opportunities to not only provide financial capital but also employ his operational expertise and unique global perspective. Mr. Rodriguez is an Emmy Award-winning MLB analyst for Fox Sports and ESPN. Mr. Rodriguez has been a judge and investor on ABC’s Shark Tank, mentored financially distressed ex-athletes on CNBC’s Back in the Game, and currently co-hosts the podcast The Corp with Barstool Sports’ Dan Katz, interviewing chief executive officers, entrepreneurs and sports legends. Committed to creating opportunities for young people to succeed, Mr. Rodriguez serves on the Board of Directors of the Boys and Girls Clubs of Miami-Dade and the Boards of Trustees of the University of Miami and The Paley Center for Media.

Himanshu Gulati, our Chairman and member of our board of directors, founded Antara in March 2018 and serves as Managing Partner and Chief Investment Officer. Prior to Antara, from February 2015 to January 2018, Mr. Gulati was the Head of U.S. Distressed Credit and Special Situations at Man GLG where he launched the GLG Select Opportunities Strategy in February 2015. During his tenure at Man GLG, Mr. Gulati was also a member of the GLG Risk Committee. Before joining Man Group, Mr. Gulati spent nine years at Perry Capital from April 2006 to January 2015, most recently as Managing Partner responsible for distressed securities and event/catalyst equities. Prior to his tenure at Perry Capital, from July 2005 to March 2006, Mr. Gulati was a distressed credit analyst at Rockview Capital, a credit hedge fund. Prior to his time at Rockview Capital, Mr. Gulati worked in investment banking within leveraged finance at Merrill Lynch from September 2003 to June 2005 and began his career in the accounting division of Goldman Sachs from July 2001 to August 2003. Mr. Gulati earned a Bachelor of Science in Finance from Binghamton University.

Kelly Laferriere, our President, is the Chief Business Officer at A-Rod Corp, joining in June 2020 and working closely with Mr. Rodriguez to craft and execute the investment and multimedia content strategy at A-Rod Corp. Ms. Laferriere is a business and brand builder with operational experience in both large companies and startups. She has played a pivotal role in the emergence of a number of global entertainment brands, most notably as part of the senior management team at ESPN and Six Flags. Ms. Laferriere has worked in sports, media, and entertainment for more than two decades. Her career began as a Producer at Disney’s ABC Television Group (“ABC”) from 1995 to 1999. Ms. Laferriere then worked at ESPN as Vice President of Programming and Acquisitions from 1999 to 2005, and at Six Flags as Regional Vice President of Park Strategy and Management from 2006 to 2010. During Ms. Laferriere’s tenure at ESPN, Ms. Laferriere helped lead the team that acquired and managed the multimedia rights to a number of professional sports leagues, including the NFL, NBA, and NHL. In the same period, ESPN experienced considerable ratings growth, a merger with ABC Sports, and network expansion with the launch of ESPNews, ESPN Classic, and ESPN U. Ms. Laferriere departed ESPN in 2006 to join Six Flags, the world’s largest regional theme park company. She revamped the Six Flags’ east coast parks performance and was responsible for a significant part of the overall operating revenues of the company. Ms. Laferriere’s executive experience at ABC, ESPN, and Six Flags built her foundation in the sports, media and entertainment sector. Thereafter, she became an independent consultant to a number of global brands, served as the Chief Operating Officer of In Order to Succeed from 2015 to 2017, and Senior Vice President of Content Strategy and Business Development at SellersEaston Media from 2016 to 2020. Ms. Laferriere earned a Bachelor of Arts from Georgetown University.

Ryan Bright, our Chief Financial Officer, has served as a Special Advisor for Direct Selling Acquisition Corp. since February 2021 and co-founded Direct Selling Capital Advisors in May 2019. Prior to Direct Selling Capital Advisors, Mr. Bright served as the President and Managing Partner of Lucidus Capital, LLC, a boutique transaction advisory firm. Earlier in his career, as a Managing Director, Mr. Bright was responsible for the Dallas office of an international investor relations firm focused on representing companies listed on both the Nasdaq and the New York Stock exchanges. From 2003 to 2007, Mr. Bright operated Fiducia Capital Management, LP, a registered investment advisory firm that he co-founded. Fiducia focused on managing portfolios of publicly traded equities for a number of private investment partnerships. Mr. Bright began his career in finance sourcing private equity transactions for a large Dallas, Texas-based family office and also served as a key investment advisor to one of the largest private family foundations in the State of Texas.

Lisa Harrington serves on our board of directors. Ms. Harrington served as a director of Iron Horse Acquisitions Corporation (Nasdaq: IROH) from 2021-2024. She previously served as the Chief Legal Officer and Corporate Secretary at Viant Technology (Nasdaq: DSP) through 2022, General Counsel and Corporate Secretary at ChromaDex Corp. (Nasdaq: CDXC) through 2021 and Special Counsel at Cooley LLP from 2018 until 2020. In addition, her prior experience includes General Counsel and Secretary positions with ASICS, Surf Airlines, NBCUniversal/Comcast, and UNUM Insurance. She is also a lecturer on Corporate Governance for the Wharton School of Business executive education program. Ms. Harrington is an experienced chief compliance officer and chief privacy officer, head of enterprise risk management, internal audit, ESG, and procurement. Ms. Harrington holds a B.A. in Political Science from UCLA and a J.D. from the University of Southern California Gould School of Law.

Reggie Hudlin serves on our board of directors. Mr. Hudlin founded Hudlin Entertainment in 1997, where he currently serves as President. While Mr. Hudlin is best known for his creative involvement as a director, producer or screenwriter in Django Unchained, Marshall, Safety and Sidney and the writer behind the Black Panther comic book series, Mr. Hudlin has become a prominent businessman in the entertainment industry. In 2005, Mr. Hudlin became the first President of Entertainment for Black Entertainment Television until his departure in 2008. Mr. Hudlin is currently a co-owner of Milestone Media, which was founded in 1993. Committed to creating opportunities for the youth and underprivileged communities, Mr. Hudlin sits on the board of the UCLA School of Theater, Film and Television and has been honored by the NAACP, The American Civil Liberties Union, The United Negro College Fund, The African American Film Critics Association, and many more venerable organizations. Mr. Hudlin is a graduate of Harvard College.

Julian Nemirovsky serves on our board of directors. Mr. Nemirovsky is the Founder and President of Long Castle Advisors, Corp., offering capital structure and related consulting services to operationally challenged and liquidity constrained businesses. He was formerly Head of Capital Markets at MacAndrews & Forbes, where he was responsible for managing all capital-structure matters relating to the firm’s portfolio companies and new investments. Prior to joining MacAndrews in 2020, he spent 8 years at MidOcean Credit Partners, where he held the title of Principal and Portfolio Manager. Prior to joining MidOcean in 2011, he was an Associate at Union Capital, a lower-middle market private equity firm. He began his career in 2006 as an Analyst in Goldman Sachs’ Leveraged Finance group within the Investment Banking division. Mr. Nemirovsky is currently a director of SIGA Technologies serving on the audit committee and compensation committee. Mr. Nemirovsky holds a BBA from Baruch College and an MBA from the Tuck School of Business (Dartmouth).

Alexandre Zyngier serves on our board of directors. Mr. Zyngier has been the Managing Director of Batuta Advisors, a firm that pursues high return investment and advisory opportunities in the distressed and turnaround sectors, since founding it in August 2013. Mr. Zyngier has over 205 years of investment, strategy, and operating experience. He is currently Chairman of the Board of EVO Transportation & Energy Services, Inc. and Acting Chairman of COFINA Corporation and a Director of Atari SA, Nu Ride Inc. and of certain other private entities. Before starting Batuta Advisors, Mr. Zyngier was a portfolio manager at Alden Global Capital, investing in public and private opportunities. Mr. Zyngier has also worked as a portfolio manager at Goldman Sachs & Co. and Deutsche Bank Co. Additionally, Mr. Zyngier was a strategy consultant at McKinsey & Company and a technical brand manager at Procter & Gamble. Mr. Zyngier holds an MBA in Finance and Accounting from the University of Chicago and a BS in Chemical Engineering from UNICAMP in Brazil.

The experience of our 14F Directors and proposed executive officers immediately after the Director and Officer Handover Date are as follows:

Maulin Shah serves as Chairman and a member of the Board of Directors of the Acquiror and is a co-founder of the Acquiror. Mr. Shah has more than 20 years of experience in investment management, with a focus on long/short equity, event-driven, and special situations investment strategies. From 2023 to 2025, Mr. Shah worked at ClearAlpha Technologies, where he focused on investment strategy and portfolio construction. Prior to that, Mr. Shah held senior portfolio management roles at leading global hedge funds and asset management firms, including Millennium Management (2021–2022), Citadel (2016–2020), Perry Capital (2011–2016), Shumway Capital Partners (2010–2011) and Polygon Investment Partners (2005–2010). Across these platforms, Mr. Shah managed multi-billion-dollar portfolios and led investments in merger arbitrage, corporate actions, restructurings, spin-offs, and fundamental long/short equity strategies across multiple sectors. Earlier in his career, from 2000 to 2004, Mr. Shah worked in investment banking at UBS Investment Bank, advising corporate and financial-sponsor clients on mergers and acquisitions, leveraged buyouts, divestitures, and capital markets transactions. Mr. Shah holds a Bachelor of Science degree with dual majors in Finance and Information Systems from the Leonard N. Stern School of Business at New York University. He currently serves on the boards of the NYU Stern Alumni Council and the Bronx Science Foundation. Mr. Shah is well qualified to serve as the Company’s Executive Chairman and on the Board due to his extensive experience in investment management, capital markets, and corporate transactions.

Joseph Buttram is the Chief Executive Officer and a member of the Board of Directors of the Acquiror and is a co-founder of the Acquiror. Mr. Buttram most recently served as Founder and Principal of Zeal Capital, Mr. Buttram’s family office, since 2020, where Mr. Buttram managed investments with a primary focus on cryptocurrency and DeFi protocols. Mr. Buttram has over 10 years of professional investment experience, with full-time dedication from 2016 as an angel investor and independent fund manager in the cryptocurrency ecosystem. Mr. Buttram also helped found the Proof of Stake Alliance in 2018, an industry advocacy group focused on supporting staking through education and policy engagement. Mr. Buttram has focused on DeFi protocols and the Synthetix ecosystem, including participation in the early wave of DeFi yield farming. Mr. Buttram holds a Bachelor of Science degree in Marketing from San Francisco State University. Mr. Buttram’s is well qualified to serve as the Company’s Chief Executive Officer and on the Board due to his extensive experience and expertise in cryptocurrency and DeFi protocols.

Raoul Scott serves as President and a member of the Board of Directors of the Acquiror and is a co-founder of the Acquiror. Mr. Scott is a financial executive with over 15 years of experience across institutional capital markets, prime brokerage, venture investing, and decentralized finance. Mr. Scott has focused on fund operations, capital deployment, derivatives, and institutional infrastructure at the intersection of traditional and digital markets. Since 2022, Mr. Scott has served as Chief Operating Officer of Zeal Capital, a crypto-native family office. In this role, Mr. Scott oversees fund operations, treasury, compliance, and investment execution across venture capital, fund investments, liquid tokens, and derivatives. Mr. Scott leads investment diligence and deal execution, negotiates off-market transactions, and manages structured perpetual futures and DeFi yield strategies with active risk oversight and reporting. Previously, Mr. Scott held Managing Director roles at Clear Street LLC and StoneX Financial Inc., where he led institutional sales teams, managed prime brokerage relationships with hedge funds and asset managers, negotiated commercial terms, and helped design and evaluate digital asset trading and custody initiatives. Earlier in his career, Mr. Scott held senior roles at BitGo Europe Ltd. and Cowen Prime Services LLC, building institutional crypto and prime brokerage businesses across the U.S. and EMEA. Mr. Scott began his career in operational and contract-focused roles at ConvergEx Prime Services and Eze Castle Software, focusing on compliance, client onboarding, and financial systems. Mr. Scott is a former NASD Registered Representative and previously held Series 7, 63, and 3 licenses. Mr. Scott holds a Bachelor of Arts from Bates College. Mr. Scott is well qualified to serve as the Company’s President and Chief Financial Officer and on the Board due to his extensive experience in investment strategy, cryptocurrency, financial systems, fund operations, capital deployment, derivatives, and institutional infrastructure.

Karen Snow serves as a member of the Board of Directors of the Acquiror. Ms. Snow has over 30 years of professional experience in strategic consulting, investment banking, capital markets, corporate governance, and executive leadership. Since 2025, Ms. Snow has served as Chief Executive Officer of Rose & Co. Capital Advisors, a corporate advisory firm providing strategic and capital markets advisory services to private and public companies. Prior to joining Rose & Co., Ms. Snow served in various roles at Nasdaq from 2018-2024 including as Global Head of Listings at Nasdaq, where she was responsible for global new listings, listing transfers and retention, and issuer services such as investor engagement. Ms. Snow served on the board of Nasdaq Private Market from 2021-2024 and on the advisory board of Nasdaq Center for Board Excellence from 2021-2023. Prior to Nasdaq, Ms. Snow served in various positions for 18 years at Credit Suisse from 2000-2018, including investment banking and equities groups with her last position as Managing Director and Head of New York Equity Sales. In her various roles, Ms. Snow advised companies on capital markets transactions, investor engagement, mergers and acquisitions, and restructurings. Ms. Snow holds a Bachelor of Science degree with honors from Babson College (1993) and a Master of Business Administration from Georgetown University’s McDonough School of Business (1999). Ms. Snow was recognized by Forbes 50 Over 50 in 2024, and is registered with the Financial Industry Regulatory Authority (FINRA) where she holds Series 7, 9, 10, 24 and 63 securities licenses. Ms. Snow currently serves on the board of Marelli, a KKR-portfolio company since 2022 where she is a member of the audit and compensation committees and on advisory boards at Babson College since 2020 and Springboard Enterprises since 2024, a female founder non-profit accelerator program. Ms. Snow is well qualified to serve on the Board due to her extensive experience in strategic consulting, investment banking, capital markets, corporate governance and executive leadership.

Michael Frisch serves as a member of the Board of Directors of the Acquiror. Mr. Frisch has over 15 years of experience representing clients in the financial services sector and is a Chambers-ranked attorney. Mr. Frisch currently leads the cryptocurrency and digital asset practice at Croke Fairchild Duarte & Beres, LLC (“CFDB”), a full-service Chicago-based law firm with over 110 attorneys. At CFDB, Mr. Frisch leads the Midwest’s premier cryptocurrency practice, where he has counseled clients across various spectrums of the cryptocurrency industry, ranging from founders, DeFi projects, to financial institutions and traditional companies engaging within the cryptocurrency industry. Mr. Frisch also serves as the general counsel of Streamex Corp., a Nasdaq-listed company focusing on the tokenization of commodities and the issuer of GLDY, a gold-backed crypto token offering yield. Mr. Frisch has also focused on counseling clients at the intersection of the U.S. Commodity Exchange Act (“CEA”) and digital assets. From 2015 to 2019, Mr. Frisch served as a senior trial attorney at the Commodity Futures Trading Commission (CFTC), where he brought one of the CFTC’s first enforcement actions involving cryptocurrency — CFTC v. Bitfinex — and was part of the team responsible for the CFTC’s action against Tether in 2021. While at the CFTC, Mr. Frisch was part of the litigation team in CFTC v. Monex, a landmark case concerning the applicability of Section 2(c)(2)(D) of the CEA, and contributed to the CFTC’s Final Interpretive Guidance on Actual Delivery for Digital Assets. Prior to joining the CFTC, Mr. Frisch practiced at a large Chicago-based international law firm, focusing on complex commercial litigation and matters related to white collar defense and compliance and complex civil litigation, with a particular focus on clients in the financial services sector. Mr. Frisch also served as law clerk to the Honorable Robert M. Dow, Jr. of the U.S. District Court for the Northern District of Illinois. Mr. Frisch is a graduate of the Northwestern Pritzker School of Law and of the Medill School of Journalism at Northwestern University. Mr. Frisch was ranked in Chambers and Partners 2026 Fintech Guide as Band 4 in the Crypto-Asset Disputes category. Mr. Frisch has been recognized by Forbes as one of Chicago’s top innovators in the Web3 space and has been listed as a Rising Star by Crains Chicago Business. Ms. Frisch is well qualified to serve on the Board due to his extensive experience in cryptocurrency, the digital asset space and generally the financial services sector.

Kain Warwick serves as a member of the Board of Directors of the Acquiror. Mr. Warwick is a pioneer in decentralized finance (“DeFi”) with over a decade of experience building, scaling, and governing foundational blockchain-based financial infrastructure. Mr. Warwick is best known as the founder of Synthetix, one of the earliest and most influential DeFi protocols enabling the issuance and trading of synthetic assets on-chain. Under his leadership from 2017, Synthetix became one of the core pillars of the DeFi ecosystem, consistently ranking among the largest protocols by total value locked and trading volume. In 2020, Mr. Warwick was instrumental in popularizing the concept of liquidity mining and yield farming, which catalyzed the “DeFi Summer” expansion of DeFi and materially shaped modern token incentive design. His work during this period helped to establish many of the economic and governance models that continue to underpin today’s DeFi markets. In 2023, Mr. Warwick also founded Infinex, a crypto financial super-application designed to simplify and unify access to DeFi through a non-custodial, cross-chain wallet, portfolio management system, and trading terminal. Infinex facilitated for example the $67.7 million Patron NFT sale, which marked the largest NFT raise to date, with participation from leading venture capital firms and prominent industry figures, including Founders Fund and Ethereum co-founder Vitalik Buterin. Throughout his career, Mr. Warwick has been recognized as one of the most influential builders in the DeFi space, with deep expertise in protocol design, token economics, governance systems, and decentralized market structure. His work has been impactful on the DeFi space and how decentralized liquidity, synthetic assets, and on-chain derivatives are designed and operated. Mr. Warwick is well qualified to serve on the Board due to his pioneering role in DeFi, his experience founding and scaling globally adopted financial protocols, and his deep understanding of crypto market infrastructure, governance, and economic design.

Ryan Bright has 25 years of experience as a financial and investment principal and executive and has served as the Chief Financial Officer of the Company since October 2023. Mr. Bright has developed significant experience in special purpose acquisition companies (“SPACs”) over the last five years, including consulting on a $200 million + portfolio of SPACs for a multi-billion-dollar hedge fund, and co-founding Direct Selling Acquisition Corp. (“DSA”) in May 2019 and serving as a Special Advisor to DSA since February 2021. Prior to founding DSA, Mr. Bright served as the President and Managing Partner of Lucidus Capital, LLC (“Lucidus”), a boutique transaction advisory firm. Prior to Lucidus, Mr. Bright was responsible as a Managing Director for the Dallas office of an international investor relations firm, focusing on representing companies listed on both the Nasdaq and the New York Stock exchanges. From 2003 to 2007, Mr. Bright co-founded and managed Fiducia Capital Management, LP (“Fiducia”), a registered investment advisory firm, focusing on managing portfolios of publicly traded equities for a number of private investment partnerships. Mr. Bright began his career in finance focusing on sourcing private equity transactions for a large Dallas, Texas-based family office and also served as a key investment advisor to one of the largest private family foundations in the State of Texas. Mr. Bright is well qualified to serve on the Board due to his extensive financial, investment and public company experience.

Involvement in Certain Legal Proceedings

During the past ten years, none of the Company’s executive officers, directors or nominees have (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

During the past ten years (i) no petition has been filed under federal bankruptcy laws or any state insolvency laws by or against any of our executive officers, directors or nominees, (ii) no receiver, fiscal agent or similar officer was appointed by a court for the business or property of any of our executive officers, directors or nominees, and (iii) none of our executive officers, directors or nominees was an executive officer of any business entity or a general partner of any partnership at or within two years before the filing of a petition under the federal bankruptcy laws or any state insolvency laws by or against such entity. All of the Company’s executive officers, directors and nominees listed above are U.S. citizens.

As of the date hereof, we are not subject to any material legal proceedings, nor, to our knowledge, are any material legal proceedings threatened against us or any of our executive officers or directors in their corporate capacity.

Number and Terms of Office of Officers and Directors

We currently have six directors, and upon appointment, we will have seven directors and Mr. Shah will serve as chairman of our Board.

Our Board is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of shareholders) serving a three-year term.

Prior to the completion of an initial business combination, any vacancy on the board of directors may be filled by a nominee chosen by holders of a majority of our founder shares. In addition, prior to the completion of an initial business combination, holders of a majority of our founder shares may remove a member of the board of directors for any reason.

Pursuant to an agreement entered into on the closing of our initial public offering (“IPO”), our Sponsor, upon and following consummation of an initial business combination, is entitled to nominate three individuals for election to our board of directors, as long as the Sponsor holds any securities covered by the registration and shareholder rights agreement.

Our officers are appointed by the Board and serve at the discretion of the Board, rather than for specific terms of office. Our Board is authorized to appoint persons to the offices set forth in our amended and restated memorandum and articles of association as it deems appropriate. Our amended and restated memorandum and articles of association provide that our officers may consist of one or more chairman of the Board, chief executive officer, president, chief financial officer, chairman, vice presidents, secretary, treasurer and such other offices as may be determined by the Board.

Board Role in Risk Oversight

Our management is responsible for assessing and managing risks in our business, subject to oversight by the Board. The Board is responsible for overseeing the Company’s processes for assessing and managing risk. Each of the Chief Executive Officer, Chief Financial Officer and Executive Chairman, with input as appropriate from other appropriate management members, will report and provide relevant information directly to either the Board and/or the audit committee on various types of identified material financial, reputational, legal, operational and business risks to which the Company is or may be subject, as well as mitigation strategies for relevant risks. The Board focuses on our general risk oversight strategy and understanding the ways in which management proactively manages risks and ensures that appropriate risk mitigation strategies are implemented by management. The audit committee of the Board assists the Board in this oversight responsibility in its respective area of responsibility as described in this Information Statement.

Board Meetings; Annual Meeting Attendance

The Board held one meeting and the Company did not hold an annual general meeting during its fiscal year ended December 31, 2025. The Board has conducted all of its business and approved all corporate action during the fiscal year ended December 31, 2025, at board meetings or through unanimous written resolutions of its directors.

Director Independence

Currently, Alexandre Zyngier, Lisa Harrington, Reggie Hudlin and Julian Nemirovsky are “independent directors” as defined in the applicable exchange listing standards and applicable SEC rules.

The Company has determined that, upon their appointments, the director nominees Michael Frisch and Kain Warwick will be “independent” directors as defined in the applicable exchange listing standards and applicable SEC rules.

Our independent directors will have regularly scheduled meetings at which only independent directors are present. Any affiliated transactions will be on terms no less favorable to us than could be obtained from independent parties. Our Board will review and approve all affiliated transactions with any interested director abstaining from such review and approval.

Committees of the Board of Directors

Our Board of Directors has one standing committee: an audit committee. Our audit committee is composed solely of independent directors. Our audit committee operates under a charter that was approved by our Board of Directors and has the composition and responsibilities described below. The charter of our audit committee is available on our website.

Audit Committee

We have established an audit committee of the Board of Directors. Alexandre Zyngier, Lisa Harrington and Julian Nemirovsky serve on our audit committee. Our board of directors has determined that Alexandre Zyngier, Lisa Harrington and Julian Nemirovsky are independent under applicable exchange listing standards and applicable SEC rules. Alexandre Zyngier serves as the Chairman of the audit committee.

We anticipate that following their appointments, the director nominees Michael Frisch and Kain Warwick will serve as members of our audit committee and will be independent under applicable exchange listing standards and applicable SEC rules.

Each member of the audit committee is financially literate and our Board of Directors has determined that Alexandre Zyngier qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

Each of Michael Frisch and Kain Warwick are financially literate and Michael Frisch and Kain Warwick will qualify as an “audit committee financial expert” as defined in applicable SEC rules. We anticipate that following his appointment, Kain Warwick will serve as the chairman of the audit committee.

The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

●	meeting with our independent registered public accounting firm regarding, among other issues, audits, and adequacy of our accounting and control systems;

●	monitoring the independence of the independent registered public accounting firm;

●	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

●	inquiring and discussing with management our compliance with applicable laws and regulations;

●	pre-approving all audit services and permitted non-audit services to be performed by our independent registered public accounting firm, including the fees and terms of the services to be performed;

●	appointing or replacing the independent registered public accounting firm;

●	determining the compensation and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies;

●	monitoring compliance on a quarterly basis with the terms of our IPO and, if any noncompliance is identified, immediately taking all action necessary to rectify such noncompliance or otherwise causing compliance with the terms of our IPO; and

●	reviewing and approving all payments made to our existing shareholders, executive officers or directors and their respective affiliates. Any payments made to members of our audit committee will be reviewed and approved by our board of directors, with the interested director or directors abstaining from such review and approval

Code of Ethics

We adopted a code of conduct and ethics applicable to our directors, officers and employees in accordance with applicable federal securities laws. You will be able to review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the Code of Business Conduct will be provided without charge upon request from us.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our officers, directors and persons who beneficially own more than 10% of our ordinary shares to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish us with copies of all Section 16(a) forms they file. To the Company’s knowledge, during the year ended December 31, 2025, there were no delinquent filers.

Shareholder Communications

A shareholder who wishes to communicate with the Board may do so by directing a written request addressed to the Board at the address appearing on the first page of this Information Statement.

COMPENSATION OF DIRECTORS AND OFFICERS

No compensation will be paid to our Sponsor, executive officers and directors, or any of their respective affiliates, prior to or in connection with the consummation of our initial business combination. Additionally, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee reviews on a quarterly basis all payments that were made to our Sponsor, executive officers, directors or our or their affiliates.

After the completion of our initial business combination, members of our management team who remain with us, may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to shareholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our shareholders in connection with a proposed business combination. It is unlikely the amount of such compensation will be known at the time, as it will be up to the directors of the post-combination business to determine executive and director compensation. Any compensation to be paid to our officers will be determined, or recommenced, to the Board of Directors for determination, either by a committee constituted solely of independent directors or by a majority of the independent directors on our Board of Directors.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our officers and directors may negotiate employment or consulting arrangements to remain with us after the initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment

The Company has adopted an insider trading policy governing the purchase, sale, and other dispositions of the Company’s securities by its directors, officers and employees. The Company believes that the policy is reasonably designed to promote compliance with applicable law and exchange listing standards regarding insider trading. A copy of our insider trading policy will be filed with our Annual Report on Form 10-K for the year ended December 31, 2025.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transactions

Founder Shares

On December 31, 2020, our Sponsor paid an aggregate of $25,000 for certain expenses on behalf of the Company in exchange for issuance of 14,375,000 Class B ordinary shares (the “Founder Shares”). In January 2021, the Sponsor transferred an aggregate of 120,000 Founder Shares to the independent directors, 30,000 Founder Shares to an officer of the company and 30,000 Founder Shares to the Company’s special advisor. The Sponsor agreed to forfeit up to an aggregate of 1,875,000 Founder Shares to the extent that the option to purchase additional units was not exercised in full by the underwriters, so that the Founder Shares would represent 20% of the Company’s issued and outstanding shares after our IPO. On February 25, 2021, the underwriter fully exercised its over-allotment option; thus, these 1,875,000 Founder Shares were no longer subject to forfeiture.

On January 16, 2025, the Sponsor converted the Founder Shares into Class A ordinary shares on a one-for-one basis. The Sponsor has agreed to waive any right to receive funds from the Company’s trust account (“Trust Account”) with respect to the Class A ordinary shares received upon such conversion and acknowledged that such shares will be subject to all of the restrictions applicable to the original Class B ordinary shares under the terms of that certain letter agreement, dated as of February 22, 2021, by and among the Company and its initial shareholders, directors and officers.

The holders of the Founder Shares agreed not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of the initial business combination or earlier if, subsequent to the initial business combination, the closing price of the Class A ordinary share equals or exceeds $12.00 per share (as adjusted for share sub-divisions, capitalization of shares, share dividends, rights issuances, subdivisions reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial business combination, and (B) the date following the completion of the initial business combination on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Company’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.

Private Placement Warrants

Simultaneously with the closing of our initial public offering, the Company consummated the private placement of 11,333,333 private placement warrants (the “Private Placement Warrants”), at a price of $1.50 per Private Placement Warrant with the Sponsor, generating gross proceeds of $17.0 million.

Each whole Private Placement Warrant is exercisable for one whole Class A ordinary share at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants to the Sponsor was added to the proceeds from our initial public offering held in the Trust Account. If the Company does not complete a business combination by the date by the deadline set forth in the Articles, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable except as described in our Annual Report on Form 10-K for the year ended December 31, 2024 and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.

The Sponsor, subject to limited exceptions, has agreed not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial business combination.

Related Party Loans

On November 30, 2021, the Sponsor agreed to loan the Company $400,000 in Working Capital Loans. The 2021 Note does not bear interest and is repayable in full upon consummation of a business combination. If the Company does not complete a business combination, the 2021 Note shall not be repaid and all amounts owed under it will be forgiven. Upon the consummation of a business combination, the Sponsor shall have the option, but not the obligation, to convert the principal balance of the 2021 Note, in whole or in part, into private placement warrants at a price of $1.50 per private placement warrant. The 2021 Note is subject to customary events of default, the occurrence of which automatically trigger the unpaid principal balance of the 2021 Note and all other sums payable with regard to the 2021 Note becoming immediately due and payable.

The 2021 Note was issued pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

In addition, in order to fund working capital deficiencies or finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a business combination, the Company may repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans may be repaid only out of funds held outside the Trust Account. In the event that a business combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a business combination, without interest, or, at the lenders’ discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post business combination entity at a price of $1.50 per warrant. The warrants would be identical to the Private Placement Warrants. On April 6, 2022, May 31, 2022 and August 31, 2022, the Sponsor agreed to loan the Company $150,000, $120,000 and $150,000, respectively, for working capital purposes each of which may be converted into additional private placement warrants, at an exercise price of $1.50 per warrant. On December 28, 2022, the Company issued a working capital loan under an unsecured promissory note in the principal amount of up to $654,000 to our sponsor which may be converted by the lenders at their option into additional private placement warrants, at an exercise price of $1.50 per warrant.

On February 21, 2023 the company issued an unsecured promissory note in the amount of $10,447,000 to our sponsor. On May 26, 2023, the Company issued an unsecured promissory note in the principal amount of $700,000. On August 18, 2023, the Company issued an unsecured promissory note in the principal amount of $800,000, on December 27, 2024, the Company issued an unsecured promissory note in the principal amount of $600,000. The notes do not bear interest and are repayable in full upon consummation of the Company’s initial business combination. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans.

Administrative Support Agreement

Commencing on the date that the Company’s securities were first publicly listed through the earlier of the Company’s consummation of a business combination and its liquidation, the Company agreed to pay the Sponsor or an affiliate of the Sponsor $10,000 per month for office space, utilities, secretarial and administrative and shared personnel support services provided to members of the Management, pursuant to an administrative support agreement.

In addition, the Sponsor, officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. The audit committee reviews on a quarterly basis all payments that were made by the Company to the Sponsor, officers or directors, or the Company’s or their affiliates. Any such payments prior to an initial business combination will be made from funds held outside the Trust Account.

Capital Markets Advisory Agreement with Rose & Co. Capital Advisors, LLC

On October 23, 2025, the Acquiror entered into an advisory agreement (the “Advisory Agreement”) with Rose & Co. Capital Advisors, LLC (“Rose & Co”), of which Karen Snow is the Chief Executive Officer, to assist in connection with a contemplated initial business combination, setting forth Rose & Co’s fees for the provision of its services, as well as certain other standard provisions, such as confidentiality and indemnity provisions. Under the Advisory Agreement, the Acquiror has agreed to pay Rose & Co (i) a $250,000 cash payment upon the signing of the Advisory Agreement, and (ii) upon the consummation of the initial business combination, a $500,000 cash payment plus $250,000 of aggregate value of restricted common shares of the post-initial business combination entity. If a proposed initial business combination is not consummated for any reason, the portion of the fee under the Advisory Agreement due upon the consummation of an initial business combination shall not be due or payable to Rose & Co.

Related Party Policy

The audit committee of our board of directors adopted a charter, providing for the review, approval and/or ratification of “related party transactions,” which are those transactions required to be disclosed pursuant to Item 404 of Regulation S-K as promulgated by the SEC, by the audit committee. At its meetings, the audit committee shall be provided with the details of each new, existing, or proposed related party transaction, including the terms of the transaction, any contractual restrictions that the company has already committed to, the business purpose of the transaction, and the benefits of the transaction to the company and to the relevant related party. Any member of the committee who has an interest in the related party transaction under review by the committee shall abstain from voting on the approval of the related party transaction, but may, if so requested by the chairman of the committee, participate in some or all of the committee’s discussions of the related party transaction. Upon completion of its review of the related party transaction, the committee may determine to permit or to prohibit the related party transaction.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information including quarterly reports on Form 10-Q with the SEC. Copies of such material can be obtained on the SEC’s website (http://www.sec.gov) that contains the filings of issuers with the SEC through the EDGAR system.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

SLAM CORP.

Dated: February 5, 2026

By:	/s/ Ryan Bright
Ryan Bright
Chief Financial Officer